
April 25, 2013

<u>By E-mail</u>
Mr. Benny Powell
  Chief Executive Officer
Red Giant Entertainment, Inc.
614 Highway 50, Suite 235
Clermont, Florida 34711

> **Re:** **Red Giant Entertainment, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 9, 2013, as amended April 15, 2013**
> **File No. 001-34039**

Dear Mr. Powell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1.   Please amend the Item 4.01 Form 8-K in its entirety for the below comments. In addition, please have your former auditors, MartinelliMick PLLC ("MMPLLC"), provide an updated Exhibit 16 letter indicating whether or not they agree with your revised disclosures to be included in the amended Form 8-K, to be filed.

2.   See paragraph 1(b). Please expand to disclose the type of audit report rendered by MMPLLC for the two years ended August 31, 2012. In this regard, you have provided disclosure for one year whereas two years are required. You may disclose the two years that comprise the year ended August 31, 2012 (after the reverse merger with Castmor) and the year ended December 31, 2011 (prior to the reverse merger). See Item 304(a)(1)(ii) of Regulation S-K, where the two most recent fiscal years should be discussed.

3.   See paragraph 1(c) regarding the disagreement with MMPLLC for unresolved issues relating to audit disclosures and that the auditors have requested additional information to support the representations previously given to them by you. Please provide us with copies of all written communications between you and MMPLLC regarding these unresolved audit issues and additional information requested to support your representations. In addition, please provide a written response to us that describes in detail, the nature of each of the unresolved audit issues, including the amount of the transaction, GAAP accounting treatment you applied, what disclosures have been provided in the financial statements or notes, and which annual fiscal year and quarterly period the transaction pertains. Your response should also include the dollar or percentage impact to assets, liabilities, equity, and pre-tax net income for the affected periods.   We may have additional comment after review of your response.

4.   See paragraphs 1(d) and 1(f), please revise to clarify that MM represents your former auditor, MMPLLC. Further, in paragraph 1(e), please clarify if the April 8, 2013 date should instead be April 3, 2013 (i.e., the date of MMPLLC's resignation).

5.   See paragraph 2(a) regarding the engagement of the new auditors. Please clarify whether the engagement date was April 5, 2013 or April 8, 2013, as both dates are disclosed in the paragraph as being the engagement date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have any questions on the above. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief